May 26, 2016

VIA EDGAR AND OVERNIGHT DELIVERY

John Reynolds

Assistant Director
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549

Re:	Intrepid Potash, Inc.
Amendment No. 1 to Registration Statement on Form S-3
Filed May 3, 2016
File No. 333-209888

Dear Mr. Reynolds:

Intrepid Potash, Inc. (the “Company”) submits this response to the comment set forth in the comment letter of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission dated May 13, 2016 relating to the above-referenced Amendment No. 1 to Registration Statement on Form S-3 (the “Registration Statement”).  For convenience, the Staff’s comment is set forth herein, followed by the Company’s response.  The Company has revised the Registration Statement in response to the Staff’s comment and is filing concurrently with this letter an Amendment No. 2 to the Registration Statement (the “Amendment”) that reflects these revisions and generally updates the information contained therein.

Description of Debt Securities and Guarantees of Debt Securities, page 5

1.              We note your response to comment 3. Please tell us why you believe the guarantees are full and unconditional, given that Section 13.4.1(b) of the indenture permits a guarantor to be released upon “the occurrence of any other condition set forth in the Board Resolution, supplemental indenture or Officers’ Certificate establishing the terms of such Series.”

Response:  The Company respectfully advises the Staff that it intends that the guarantees be full and unconditional.  The Company has revised the form of indenture filed as Exhibit 4.7 to the Amendment to remove the release condition noted in the comment above so that the release provisions comply with the provisions of Rule 3-10 of Regulation S-X and Section 2510.5 of the Financial Reporting Manual.

* * * *

In connection with responding to the Staff’s comment, the Company acknowledges that:

•                  the Company is responsible for the adequacy and accuracy of the disclosures in the filing;

•                  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If we can facilitate the Staff’s review, or if the Staff has any questions on any of the information set forth herein, please telephone me at (303) 996-3768. Thank you again for your time and consideration.

Respectfully submitted,

By:	/s/ Margaret McCandless
Margaret McCandless
Vice President, General Counsel and Secretary

cc:        Jason Day (Perkins Coie LLP)